Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Successor
	For the Fiscal Year Ended 2009	For the Fiscal Year Ended 2008	For the Period April 10, 2007 to June 2007	For the Period July 1, 2006 to April 9, 2007
(in millions, except for ratios)
Earnings/(loss) from continuing operations before income taxes and minority interest	$(256.7)	$(534.1)	$(164.4)	$48.4
Plus Fixed Charges:
Interest expense	181.6	201.2	44.1	8.9
Capital interest	—	—	—	—
Estimated interest within rental expense	6.6	4.6	0.9	3.6

Total Fixed Charges	188.2	205.8	45.0	12.5
Plus: amortization of capitalized interest	1.1	1.1	0.3	0.5
Less: Interest expense capitalized	—	—	—	—

Earnings	(67.4)	(327.2)	(119.1)	61.4
Ratio of earnings to fixed charges				4.9
Shortfall	(255.6)	(533.0)	(164.1)